UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A

Buenos Aires, September 18, 2023

Notice: CPSA-GG-N-0384/23-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Summary of Shareholders’

Meeting dated September 15, 2023.

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform the summary of the Shareholders’ Meeting held on September 15, 2023 (the “Meeting”).

Shareholders representing 68.64% of share capital and votes attended the Meeting. In addition, Mr. Marcos Palomba, on behalf of Comisión Nacional de Valores (“CNV”), and Mr. Eduardo Kupfer, on behalf of Bolsa de Comercio de Buenos Aires, were also present.

It is put on record that the Meeting was held remotely in compliance with Section 14 of the Company’s Bylaws and the regulations in force.

The decisions taken were as follows:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved by the majority of eligible votes possible to be cast in this decision to appoint proxies of shareholders BONCAMPO S.A. and CINCO VIENTOS URUGUAY S.A. to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2. CONSIDERATION OF THE DESTINATION OF THE OPTIONAL RESERVE. The following were approved by the majority of eligible votes possible to be cast in this decision: to reverse $91,000,000,000 from the Optional Reserve and destine such amount to increase the Optional Reserve for Dividend Payment based on the evolution of the financial situation of the Company and the Dividends Payment Policy, delegating on the Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting.

3. GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be cast in this decision to authorize Mr. Vice-Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Bruno Guerrero Carrillo, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Carolina de Felipe, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notice, notices required by law, affidavits, access files and answer in proceedings, advance the proceedings and perform all necessary to obtain the recordings and respective approvals.

With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 19, 2023	By:	/S/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099